FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2005

Lorus Therapeutics Inc.

(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: June 7, 2005

By:_ "Shane Ellis"_

Shane Ellis

Vice President, Legal Affairs &

Corporate Secretary

Contacts:

Lorus Therapeutics Inc.

             Media Contacts:

            US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein & Co.

(416) 798-1200 ext. 338             (416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

      VIRULIZIN® GRANTED ORPHAN DRUG STATUS IN THE EUROPEAN UNION

                    -Virulizin® Phase III Registration Clinical Study Nearing Completion-

TSX:         LOR

AMEX:    LRP

TORONTO, CANADA, June 7th, 2005 - Lorus Therapeutics Inc. ('Lorus'), a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced that the EMEA (European Medicines Agency) has given a positive opinion on Lorus’ application for orphan drug status to Virulizin®, the company’s lead anticancer drug for the treatment of pancreatic cancer.

This most recent orphan drug status designation for Virulizin® indicates that the product has potential to provide efficacy and a significant benefit to patients with this devastating condition.  This positive opinion also strengthens the product’s position in the European Union (EU), as the Phase III global registration clinical trial in pancreatic cancer nears completion during the second half of this calendar year. Virulizin® received orphan drug status for pancreatic cancer in the United States from the Food and Drug Administration (FDA) in 2001.

In order for a medicinal product to be designated as an orphan medicinal product in the EU, the sponsor must establish that a satisfactory method of treatment, which has been authorized in the European Community, does not exist for the condition, or, if such a method exists, that the medicinal product will be of significant benefit to those affected by that condition.

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Significant benefit is defined in Commission Regulation (EC) 847/2000 as a ‘clinically relevant advantage or a major contribution to patient care.’  The applicant is required to justify the assumption that the medicinal product will be of significant benefit compared to the existing authorized medicinal products or methods at the time of designation.

“Virulizin® has now achieved orphan drug status for pancreatic cancer in two of the largest markets in the world providing Lorus with an important advantage in these markets,” said Dr. Jim Wright, CEO, Lorus.  “Further, we believe that this additional status enhances the value of our lead anticancer drug asset.”

Orphan drug designation in the EU provides market exclusivity for 10 years (from products of the same mechanism of action or structural similarity) in pancreatic cancer as well as eligibility for fee reductions and the potential for accelerated review.

About Lorus

Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin® is a registered trademark of Lorus Therapeutics Inc.

About Virulizin®

Virulizin® is a novel immunotherapy that stimulates a patient's innate immune system through the activation of macrophages and the infiltration of NK cells into tumors. Virulizin® is currently in a fully enrolled pivotal Phase III registration clinical trial in North America, South America and Europe. It has been awarded orphan drug, fast track status and a Special Protocol Assessment (SPA) from the F.D.A. in the U.S. Lorus anticipates having the full data set from the Phase III clinical trial in the fourth quarter of calendar 2005.

About Pancreatic Cancer

Pancreatic cancer is one of the most lethal human cancers and continues to be a major unsolved health problem at the start of the 21st century.  This is due to the lack of effective treatment options available at present for the pancreatic cancer patient.  Despite efforts in the past 50 years, conventional treatment approaches such as surgery, radiation, chemotherapy, or combinations of these, have had little impact on the course of theirs aggressive neoplasm.  Therefore, development of novel therapeutics of treatment of this type of cancer is important to improve patient prognosis.

The incidence of pancreatic cancer in the EU is 1.2 per 10,000 per annum.  In the US, a total of approximately 30,000 new cases of pancreatic cancer are diagnosed each year, compared to approximately 53,000 cases per annum in the EU.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.